

December 14, 2009

Mr. Curtis M. Stevens
Chief Financial Officer, Louisiana-Pacific Corporation
414 Union Street
Nashville, TN 37219

Re: **Louisiana-Pacific Corporation**
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement filed on Schedule 14A filed March 23, 2009
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended September 30, 2009
File No. 1-7107

Dear Mr. Stevens:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, Jessica Kane, Attorney, at (202) 551-3235, Pamela Long, Assistant Director, at (202) 551-3760 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief